                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                               AMENDMENT NO. 8 TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         WESTPORT RESOURCES CORPORATION
                          (F/K/A BELCO OIL & GAS CORP.)

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

             961418100                                         077410108
          (CUSIP Number)                                   (Old CUSIP Number)


                                ROBERT A. BELFER
                          767 FIFTH AVENUE, 46TH FLOOR
                            NEW YORK, NEW YORK 10153
                                 (212) 644-2200

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                OCTOBER 14, 2002

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Check the following box if a fee is being paid with this statement [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.

                         (Continued on following pages)

CUSIP NO. 961418100 (OLD CUSIP NO. 077410108)

         The total number of shares of common stock reported herein is 5,410,492 which constitutes 10.2% of the total number of shares outstanding. Ownership percentages set forth herein assume that at October 14, 2002 there were 52,058,665 shares of Common Stock (as defined herein) outstanding and 2,930,000 shares of Preferred Stock (as defined herein) outstanding and convertible into 1,364,779 shares of Common Stock, at a conversion rate of 0.465795 of a share of Common Stock per share of Preferred Stock.

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         ROBERT A. BELFER
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group   (a) : [x]
                                                            (b) : [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds      N/A
--------------------------------------------------------------------------------
   5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization        NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                                   7    Sole Voting Power           5,081,487
  Number of Shares Beneficially  -----------------------------------------------
                                   8    Shared Voting Power           329,004
     Owned by Each Reporting     -----------------------------------------------
                                   9    Sole Dispositive Power      5,081,487
          Person With            -----------------------------------------------
                                  10    Shared Dispositive Power      329,004
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person
         5,410,491
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)            10.2%
--------------------------------------------------------------------------------
  14     Type of Reporting Person            IN
--------------------------------------------------------------------------------

CUSIP NO. 961418100 (OLD CUSIP NO. 077410108)

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         RENEE E. BELFER
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group     (a) : [x]
                                                              (b) : [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds      N/A
--------------------------------------------------------------------------------
   5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization        NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                                   7    Sole Voting Power                    0
  Number of Shares Beneficially  -----------------------------------------------
                                   8    Shared Voting Power            263,793
     Owned by Each Reporting     -----------------------------------------------
                                   9    Sole Dispositive Power               0
          Person With            -----------------------------------------------
                                  10    Shared Dispositive Power       263,793
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person  263,793
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)         LESS THAN 1%
--------------------------------------------------------------------------------
  14     Type of Reporting Person            IN
--------------------------------------------------------------------------------

CUSIP NO. 961418100 (OLD CUSIP NO. 077410108)

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         BELFER CORP.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group     (a) : [x]
                                                              (b) : [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds      N/A
--------------------------------------------------------------------------------
   5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization        DELAWARE, UNITED STATES
--------------------------------------------------------------------------------
                                   7    Sole Voting Power              2,850,155
  Number of Shares Beneficially  -----------------------------------------------
                                   8    Shared Voting Power
     Owned by Each Reporting     -----------------------------------------------
                                   9    Sole Dispositive Power         2,850,155
          Person With            -----------------------------------------------
                                  10    Shared Dispositive Power
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person  2,850,155
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                5.4%
--------------------------------------------------------------------------------
  14     Type of Reporting Person     CO
--------------------------------------------------------------------------------

CUSIP NO. 961418100 (OLD CUSIP NO. 077410108)

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         ROBERT A. AND RENEE E. BELFER FAMILY FOUNDATION
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group     (a) : [x]
                                                              (b) : [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds      N/A
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization        NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                                   7    Sole Voting Power               263,793
  Number of Shares Beneficially  -----------------------------------------------
                                   8    Shared Voting Power
     Owned by Each Reporting     -----------------------------------------------
                                   9    Sole Dispositive Power          263,793
          Person With            -----------------------------------------------
                                  10    Shared Dispositive Power
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person   263,793
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)        LESS THAN 1%
--------------------------------------------------------------------------------
  14     Type of Reporting Person            OO
--------------------------------------------------------------------------------

CUSIP NO. 961418100 (OLD CUSIP NO. 077410108)

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)
         TRUST FOR THE BENEFIT OF ELIZABETH KONES BELFER (T-6)
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group     (a) : [x]
                                                              (b) : [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds      N/A
--------------------------------------------------------------------------------
   5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization        NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                                   7    Sole Voting Power                     0
  Number of Shares Beneficially  -----------------------------------------------
                                   8    Shared Voting Power
     Owned by Each Reporting     -----------------------------------------------
                                   9    Sole Dispositive Power                0
          Person With            -----------------------------------------------
                                  10    Shared Dispositive Power
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)            0%
--------------------------------------------------------------------------------
  14     Type of Reporting Person            OO
--------------------------------------------------------------------------------

CUSIP NO. 961418100 (OLD CUSIP NO. 077410108)

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         TRUST FOR THE BENEFIT OF ELIZABETH KONES BELFER (T-7)
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group     (a) : [x]
                                                              (b) : [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds      N/A
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization        NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                                   7    Sole Voting Power                     0
  Number of Shares Beneficially  -----------------------------------------------
                                   8    Shared Voting Power
     Owned by Each Reporting     -----------------------------------------------
                                   9    Sole Dispositive Power                0
          Person With            -----------------------------------------------
                                  10    Shared Dispositive Power
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)            0%
--------------------------------------------------------------------------------
  14     Type of Reporting Person            OO
--------------------------------------------------------------------------------

CUSIP NO. 961418100 (OLD CUSIP NO. 077410108)

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         RENEE HOLDINGS PARTNERSHIP, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group     (a) : [x]
                                                              (b) : [ ]
--------------------------------------------------------------------------------
   3     SEC use only

--------------------------------------------------------------------------------

   4     Source of Funds      N/A
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)     [ ]

--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization        NEW YORK, UNITED STATES

--------------------------------------------------------------------------------
                                   7    Sole Voting Power                566,810
  Number of Shares Beneficially  -----------------------------------------------
                                   8    Shared Voting Power
     Owned by Each Reporting     -----------------------------------------------
                                   9    Sole Dispositive Power           566,810
           Person With           -----------------------------------------------
                                  10    Shared Dispositive Power
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person    566,810
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                 1.1%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            PN
--------------------------------------------------------------------------------

CUSIP NO. 961418100 (OLD CUSIP NO. 077410108)

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         A&B INVESTORS, INC.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group       (a) : [x]
                                                                (b) : [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds      N/A
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization        NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                                   7    Sole Voting Power                 65,211
  Number of Shares Beneficially  -----------------------------------------------
                                   8    Shared Voting Power
     Owned by Each Reporting     -----------------------------------------------
                                   9    Sole Dispositive Power            65,211
          Person With            -----------------------------------------------
                                  10    Shared Dispositive Power
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person     65,211
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)         LESS THAN 1%
--------------------------------------------------------------------------------
  14     Type of Reporting Person            CO
--------------------------------------------------------------------------------

CUSIP NO. 961418100 (OLD CUSIP NO. 077410108)

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         BELWEST PETROLEUM, INC.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group     (a) : [x]
                                                              (b) : [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds      N/A
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization        DELAWARE, UNITED STATES
--------------------------------------------------------------------------------
                                    7    Sole Voting Power                   136
  Number of Shares Beneficially   ----------------------------------------------
                                    8    Shared Voting Power
     Owned by Each Reporting      ----------------------------------------------
                                    9    Sole Dispositive Power              136
         Person With              ----------------------------------------------
                                   10    Shared Dispositive Power
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person        136
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)        LESS THAN 1%
--------------------------------------------------------------------------------
  14     Type of Reporting Person            CO
--------------------------------------------------------------------------------

CUSIP NO. 961418100 (OLD CUSIP NO. 077410108)

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         BELFER TWO CORP
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group     (a) : [x]
                                                              (b) : [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds      N/A
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization        DELAWARE, UNITED STATES
--------------------------------------------------------------------------------
                                    7   Sole Voting Power              1,165,693
  Number of Shares Beneficially   ----------------------------------------------
                                    8   Shared Voting Power
     Owned by Each Reporting      ----------------------------------------------
                                    9   Sole Dispositive Power         1,165,693
          Person With             ----------------------------------------------
                                   10   Shared Dispositive Power
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person  1,165,693
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)            2.2%
--------------------------------------------------------------------------------
  14     Type of Reporting Person            CO
--------------------------------------------------------------------------------

CUSIP NO. 961418100 (OLD CUSIP NO. 077410108)

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         LIZ PARTNERS LP
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group     (a) : [x]
                                                              (b) : [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds      N/A
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization        DELAWARE, UNITED STATES
--------------------------------------------------------------------------------
                                    7    Sole Voting Power               495,899
  Number of Shares Beneficially   ----------------------------------------------
                                    8    Shared Voting Power
     Owned by Each Reporting      ----------------------------------------------
                                    9    Sole Dispositive Power          495,899
          Person With             ----------------------------------------------
                                   10    Shared Dispositive Power
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person    495,899
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)         LESS THAN 1%
--------------------------------------------------------------------------------
  14     Type of Reporting Person            PN
--------------------------------------------------------------------------------

CUSIP NO. 961418100 (OLD CUSIP NO. 077410108)

THIS AMENDMENT NO. 8 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") ON APRIL 8, 1996, AS AMENDED BY AMENDMENT NO. 1 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON APRIL 9, 1996, AMENDMENT NO. 2 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JUNE 12, 1998, AMENDMENT NO. 3 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON NOVEMBER 2, 1999, AMENDMENT NO. 4 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JUNE 15, 2001, AMENDMENT NO. 5 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JUL 31, 2001, AMENDMENT NO. 6 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON AUGUST 31, 2001, AND AMENDMENT NO. 7 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON SEPTEMBER 5, 2001. THE TEXT OF ITEMS 2, 4, AND 5 OF SAID SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS:


ITEM 2. IDENTITY AND BACKGROUND.

         Item 2(a) is hereby amended by deleting the text thereof in its entirety and replacing it with the following.

         (a) This statement is filed by Robert A. Belfer ("Mr. Belfer"), Renee E. Belfer, Belfer Corp. ("BC"), A&B Investors, Inc. ("A&B"), Belwest Petroleum, Inc. ("BPI"), Belfer Two Corp. ("B2C"), Trust for the Benefit of Elizabeth Kones Belfer (T-6) ("T-6"), Trust for the Benefit of Elizabeth Kones Belfer (T-7) ("T-7"), the Robert A. and Renee E. Belfer Family Foundation ("Belfer Family Foundation"), Renee Holdings Partnership, L.P. ("Renee Holdings"), and Liz Partners L.P. ("Liz Partners"), collectively (the "Reporting Persons").

         Item 2(b) is hereby amended by deleting the text thereof in its entirety and replacing it with the following.

         (b) The business addresses for the Reporting Persons is 767 Fifth Avenue, 46th Floor, New York, New York 10153.

         Item 2(c) is hereby amended by deleting the text thereof in its entirety and replacing it with the following.

         (c) Mr. Belfer is: (i) a director of the Issuer, (ii) the president, sole director, and sole shareholder of BC and BPI,
                  (iii) general partner of Renee Holdings, (iv) the managing member of Liz Associates LLC, which is the general partner of Liz Partners, (v) donor trustee of the Belfer Family Foundation, (vi) 50% owner of A&B and (vii) the president and sole director of B2C, at the address listed in Item 1.

                  Renee E. Belfer is the sole shareholder of B2C, a co-trustee of the Belfer Family Foundation, and a member of Liz Associates LLC.

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

         Since the filing of the statement on Schedule 13D, as amended, the following dispositions of securities of the Issuer have occurred:

         (1) On October 21, 2001, Mr. Belfer gifted 2,475 shares of Common Stock to a charitable entity.

         (2) On November 5, 2001, Mr. Belfer, in his capacity of donor trustee of the Belfer Family Foundation, gifted 7,525 shares of Common Stock to a charitable entity.

         (3) On November 9, 2001, Mr. Belfer, in his capacity of donor trustee of the Belfer Family Foundation, gifted 17,000 shares of Common Stock to a charitable entity.

         (4) On November 30, 2001, Mr. Belfer, in his capacity of donor trustee of the Belfer Family Foundation, gifted 6,000 shares of Common Stock to a charitable entity.

CUSIP NO. 961418100 (OLD CUSIP NO. 077410108)


         (5) On October 14, 2002, T-6 and T-7 distributed a total of 415,342 shares of Common Stock to Elizabeth K. Belfer pursuant to the terms of such trusts which had expired according to their terms.

         (6) On October 14, 2002, Elizabeth K. Belfer contributed 495,899 shares of Common Stock to Liz Partners. No consideration was received for these shares.

         (7) On October 14, 2002, Mr. Belfer contributed 2,404,597 shares of Common Stock to BC. No consideration was received for these shares.

         (8) On October 15, 2002, Renee E. Belfer contributed 1,157,309 shares of Common Stock and 18,000 shares of Preferred Stock to B2C. No consideration was received for these shares.

         Mr. Belfer and the other Reporting Persons intend to review their investment in the Company on a continuing basis. Depending upon the price of the Common Stock and the Preferred Stock, subsequent developments affecting the Company, the Company's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, the Reporting Persons may purchase or dispose of additional shares of Common Stock and Preferred Stock from time to time in the open market or in privately negotiated transactions. Any such purchases or dispositions will be for the account of the Reporting Person making the purchase and any such purchases will be made with the personal or corporate funds of the acquiring Reporting Person. From time to time shares of Common Stock or Preferred Stock may be transferred by gift or other similar disposition among the Reporting Parties or to third parties.

         Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

         (a)      (i)      ROBERT A. BELFER. Mr. Belfer owns no shares* of
                           Common Stock and 6,000 shares of Preferred Stock convertible into 2,794 shares (less than 1%) of Common Stock. By virtue of being the sole executive officer, director and sole shareholder of BC and BPI, the general partner of Renee Holdings, the president of B2C and the managing member of the general partner of Liz Partners, Mr. Belfer may be deemed to possess full voting and dispositive powers with respect to those shares held by BC, BPI, Renee Holdings, B2C and Liz Partners, representing an aggregate of 4,898,897 shares (9.2%) of Common Stock and 386,000 shares of Preferred Stock convertible into 179,796 shares of Common Stock for a total of 5,078,693 (9.5%) of Common Stock. By virtue of being donor trustee of the Belfer Family Foundation and 50% owner of A&B, Mr.
                           Belfer may be deemed to share voting and dispositive powers with respect to those shares held by the Belfer Family Foundation and A&B, representing an aggregate of 263,793 shares (less than 1%) of Common
                           Stock and 140,000 shares of Preferred Stock convertible into 65,211 shares of Common Stock for a total of 329,004 shares (less than 1%) of Common
                           Stock.

                  (ii) RENEE E. BELFER. Renee E. Belfer owns no shares+ of Common Stock. By virtue of being a co-trustee of the Belfer Family Foundation, Renee E. Belfer may be deemed to share voting and dispositive power with respect to the shares of Common Stock held by


----------

* 21 shares of Common Stock reported as owned by Mr. Belfer on Amendment No. 7 were never received in converting Mr. Belfer's Belco stock to Westport stock pursuant to the Agreement and Plan of Merger, dated June 8, 2001 between Belco Oil & Gas Corp. and Westport Resources Corporation. Mr. Belfer received a cash payment instead of the shares of Common Stock.

+ 1 share of Common Stock reported as owned by Renee E. Belfer on Amendment No. 7 was never received in converting Renee E. Belfer's Belco stock to Westport stock pursuant to the Agreement and Plan of Merger, dated June 8, 2001 between Belco Oil & Gas Corp. and Westport Resources Corporation. Renee E. Belfer received a cash payment instead of the shares of Common Stock.

CUSIP NO. 961418100 (OLD CUSIP NO. 077410108)


                           the Belfer Family Foundation, representing 263,793 shares (less than 1%) of Common Stock.

                  (iii) BC. BC owns 2,753,270 shares (5.2%) of Common Stock and 208,000 shares of Preferred Stock convertible into 96,885 shares of Common Stock for a total of 2,850,155 shares (5.4%) of Common Stock.

                  (iv)     BPI. BPI owns 136 shares (less than 1%) of Common
                           Stock.

                  (v) BELFER FAMILY FOUNDATION. The Belfer Family Foundation owns 263,793 shares++ (less than 1%) of Common Stock.

                  (vi) A&B. A&B owns 140,000 shares of Preferred Stock convertible into 65,211 shares (less than 1%) of Common Stock.

                  (vii) RENEE HOLDINGS. Renee Holdings owns 492,283 shares (less than 1%) of Common Stock and 160,000 shares of Preferred Stock convertible into 74,527 shares of Common Stock for a total of 566,810 shares (1.1%) of Common Stock.

                  (viii) B2C. B2C owns 1,157,309 shares (2.2%) of Common Stock and 18,000 shares of Preferred Stock convertible into 8,384 shares of Common Stock for a total of 1,165,693 shares (2.2%) of Common Stock.

                  (ix) LIZ PARTNERS. Liz Partners owns 495,899 shares (less than 1%) of Common Stock.

         Item 5(b) is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

         (b)      (i)      ROBERT A. BELFER. Mr. Belfer has sole power to vote
                           or dispose of an aggregate of 4,898,897 shares of Common Stock and 392,000 shares of Preferred Stock.
                           Mr. Belfer shares power to vote or dispose of 263,793 shares of Common Stock with Renee E. Belfer and shares power to vote or dispose of 140,000 shares of Preferred Stock with Robert Alpert. Item 2 information regarding Mr. Alpert is attached hereto as Exhibit 10.5.

                  (ii) RENEE E. BELFER. Renee E. Belfer shares the power to vote or dispose of 263,793 shares of Common Stock with Mr. Belfer.

                  (iii) BC. BC has sole power to vote or dispose of 2,753,270 shares of Common Stock and 208,000 shares of Preferred Stock

                  (iv) BPI. BPI has sole power to vote or dispose of 136 shares of Common Stock.

                  (v) BELFER FAMILY FOUNDATION. The Belfer Family Foundation has sole power to vote or dispose of 263,793 shares of Common Stock.

                  (vi) A&B. A&B has sole power to vote or dispose of 140,000 shares of Preferred Stock.

                  (vii) RENEE HOLDINGS. Renee Holdings has sole power to vote or dispose of 492,283 shares of Common Stock and 160,000 shares of Preferred Stock.

----------
++ 1 share of Common Stock reported as owned by the Belfer Family Foundation on Amendment No. 7 was never received in converting the Belfer Family Foundation's Belco stock to Westport stock pursuant to the Agreement and Plan of Merger, dated June 8, 2001 between Belco Oil & Gas Corp. and Westport Resources Corporation. The Belfer Family Foundation received a cash payment instead of the shares of Common Stock.

CUSIP NO. 961418100 (OLD CUSIP NO. 077410108)


                  (viii) B2C. B2C has sole power to vote or dispose of B2C owns 1,157,309 shares of Common Stock and 18,000 shares of Preferred Stock.

                  (ix) LIZ PARTNERS. Liz Partners has sole power to vote or dispose of 495,899 shares of Common Stock.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


October 30, 2002

                                  ROBERT A. BELFER

                                  By:     /s/    Robert A. Belfer
                                     -------------------------------------------
                                  Name: Robert A. Belfer


                                  RENEE E. BELFER

                                  By: /s/   Renee E. Belfer
                                     -------------------------------------------
                                  Name: Renee E. Belfer


                                  BELFER CORP.

                                  By: /s/    Robert A. Belfer
                                     -------------------------------------------
                                  Name:  Robert A. Belfer
                                  Title: President


                                  BELFER TWO CORP.

                                  By: /s/    Robert A. Belfer
                                     -------------------------------------------
                                  Name:  Robert A. Belfer
                                  Title: President


                                  THE ROBERT A. AND RENEE E. BELFER FAMILY
                                  FOUNDATION

                                  By: /s/    Robert A. Belfer
                                     -------------------------------------------
                                  Name:  Robert A. Belfer
                                  Title: Trustee

CUSIP NO. 961418100 (OLD CUSIP NO. 077410108)


                                  TRUST FOR THE BENEFIT OF
                                  ELIZABETH KONES BELFER (T-6)

                                  By: /s/    Robert A. Belfer
                                     -------------------------------------------
                                  Name:  Robert A. Belfer
                                  Title: Trustee


                                  By: /s/   Renee E. Belfer
                                     -------------------------------------------
                                  Name:  Renee E. Belfer
                                  Title: Trustee


                                  TRUST FOR THE BENEFIT OF
                                  ELIZABETH KONES BELFER (T-7)


                                  By: /s/   Renee E. Belfer
                                     -------------------------------------------
                                  Name:  Renee E. Belfer
                                  Title: Trustee


                                  RENEE HOLDINGS PARTNERSHIP, L.P.


                                  By: /s/    Robert A. Belfer
                                     -------------------------------------------
                                  Name:  Robert A. Belfer
                                  Title: General Partner


                                  LIZ PARTNERS, L.P.

                                  By:    Liz Associates LLC
                                  Title: General Partner

                                  By: /s/    Robert A. Belfer
                                     -------------------------------------------
                                  Name:  Robert A. Belfer
                                  Title: Managing Member, Liz Associates, LLC


                                  A&B INVESTORS, INC.

                                  By: /s/    Robert A. Belfer
                                     -------------------------------------------
                                  Name:  Robert A. Belfer
                                  Title:


                                  BELWEST PETROLEUM, INC.

                                  By: /s/    Robert A. Belfer
                                     -------------------------------------------
                                  Name:  Robert A. Belfer
                                  Title: President

CUSIP NO. 961418100 (OLD CUSIP NO. 077410108)


                                  EXHIBIT INDEX

Exhibit 10.1*: Agreement and Plan of Merger, dated June 8, 2001 between Belco Oil & Gas Corp. and Westport Resources Corporation (Incorporated by reference from Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed June 14, 2001).

Exhibit 10.2*: Second Amended and Restated Shareholders Agreement, dated July 20, 2001, among Westport Resources Corporation, Belco Oil & Gas Corp., ERI Investments, Inc., Westport Energy LLC and certain Stockholders named therein (Incorporated by reference from Exhibit 10.2 to Amendment 5 to Schedule 13D filed on behalf of Robert A. Belfer on July 31, 2001).

Exhibit 10.3*: Belco Voting Agreement, dated June 8, 2001, among Westport Resources Corporation, Belco Oil & Gas Corp. and certain shareholders set forth on Schedule A thereto (Incorporated by reference from Exhibit 2.3 to the Issuer's Current Report on Form 8-K, filed June 14, 2001).

Exhibit 10.4*: Westport Voting Agreement, dated June 8, 2001, among Westport Resources Corporation, Belco Oil & Gas Corp., ERI Investments, Inc. and Westport Energy LLC (Incorporated by reference from
                  Exhibit 2.2 to the Issuer's Current Report on Form 8-K, filed June 14, 2001).

Exhibit 10.5:     Item 2 information regarding Robert Alpert

Exhibit 99.1:     Joint Filing Statement.

----------
         * Previously filed.



                                       E-1